May 6, 2024

Christina Chalk, Senior Special Counsel
Shane Callaghan, Special Counsel
Division of Corporation Finance
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Boots Capital Management, LLC Crown Castle Inc. (the “Company”) DFAN14A Filed May 1, 2024 (the “DFAN14A”)
Filed by Boots Parallel 1, LP et. al. (“Boots”) File No. 001-16441

Dear Ms. Chalk and Mr. Callaghan:

I am writing on behalf of Boots in response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated May 3, 2024 (the “Comment Letter”).

We appreciate the opportunity to respond to the Comment Letter. For your convenience, the comment of the Staff is set forth below in italics, followed by the corresponding response. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the DFAN14A.

DFAN14A Filed May 1, 2024

General Comments

1.	Refer to the following statement on slide 12 of the ISS Presentation:

•	"Contrary to Delaware Court directives, expanded the Board in the late-stages of a proxy contest and subsequently reversed coursed following court scrutiny" (emphasis added).

Please do not use this or similar statements in future soliciting materials without providing a proper factual foundation for the statement. In addition, as to matters for which Boots does have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one’s opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. See Note (b) to Rule 14a-9.

Boots respectfully acknowledges the Staff’s comment and advises the Staff that in future soliciting materials Boots will provide a proper factual foundation for such statements and will avoid making statements that go beyond the scope of what is reasonably supported by the factual foundation.

*         *         *

Stephen Fraidin Tel 212.504.6600 Mob 646.415.2333 Stephen.Fraidin@cwt.com

May 6, 2024

In connection with these responses to the Staff’s Comment Letter, each of the filing persons acknowledged to me and I therefore acknowledge on their behalf that:

•	each filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	no filing person may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 212-504-6600 or 646-415-2333 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Stephen Fraidin
Stephen Fraidin

Enclosure

cc:	Theodore B. Miller, Jr. Co-Managing Member 4M Management Partners, LLC